[LETTERHEAD OF CAPITALSOUTH BANCORP]
August 7, 2007
Mr. Todd K. Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	CapitalSouth Bancorp
Registration Statement on Form S-4 (Registration File No. 333-143167)
Gentlemen:
     CapitalSouth Bancorp (the “Company”) hereby requests the acceleration of the effective date of its registration statement on Form S-4, Registration File No. 333-143167 (the “Filing”), relating to an Agreement and Plan of Merger (the “Merger”) by and between the Company and Monticello Bancshares, Inc. We request that the registration statement be declared effective at 10 A.M., Eastern time, on August 8, 2007, or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, such declaration does not foreclose the Commission from taking any action with respect to the Filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(c)	the Company may not asset the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of this matter.
Very truly yours,
CAPITALSOUTH BANCORP
/s/ W. Dan Puckett
W. Dan Puckett
Chief Executive Officer
and Chairman of the Board of Directors